Exhibit 99.6

Emera Reports 2020 Second Quarter Financial Results

HALIFAX, Nova Scotia — Today Emera (TSX: EMA) announced financial results for the second quarter of 2020.

Q2 2020 and Year-to-Date Highlights:

Reported Net Income

●	Q2 2020 reported net income was $58 million, or $0.24 per common share, compared with net income of $103 million, or $0.43 per common share, in Q2 2019.

●	Year-to-date reported net income was $581 million, or $2.37 per common share, compared with net income of $415 million, or $1.75 per common share, in the 2019 period.

Adjusted Net Income (1)

●	Q2 2020 adjusted net income was $118 million, or $0.48 per common share, compared with $130 million, or $0.54 per common share, in Q2 2019.

●	Year-to-date adjusted net income was $311 million, or $1.27 per common share, compared with $354 million, or $1.49 per common share, in the 2019 period.

“As our communities continue to deal with the challenges of the global pandemic, our employees remain focused on safely providing the essential energy to our customers,” says Scott Balfour, President and Chief Executive Officer of Emera. “Our businesses delivered solid financial results this quarter and as we look forward, Emera remains committed to our long-term strategy and capital program which are focused on safely delivering cleaner, affordable and reliable energy.”

Significant Items Affecting Reported and Adjusted Net Income

●

Reported earnings for the quarter included a $12 million adjustment to the gain on sale of Emera Maine bringing the final year-to-date gain to $309 million, net of tax and transaction costs. In addition, impairment charges of $3 million quarter-to-date and $26 million year-to date after-tax were recognized on certain assets.

●	Adjusted earnings were impacted by asset sales, including Emera Maine, the New England Gas Generating (“NEGG”) and Bayside generation facilities (the “Gas Plants”), and the property in Florida:

o	Earnings contribution from Emera Maine was $12 million lower in Q2 2020 than in Q2 2019 and $16 million lower year-to-date due to the sale of Emera Maine in March 2020.

o	Earnings contribution from Emera Energy Generation was $21 million lower year-to-date than in 2019 due to the sale of the Gas Plants in March 2019.

o	2019 year-to-date adjusted net earnings included a $10 million gain on sale of property in Florida.

●	Emera’s earnings for the quarter were also impacted by items that are not expected to recur:

o	Q2 2020 results were lower by $11 million due to the timing of the approval of preferred dividends. In 2019, these dividends approved were expensed in Q3.

o	Q2 2019 adjusted net earnings included $12 million due to the 2019 recognition of tax reform benefits at New Mexico Gas Company (“NMGC”).

●	Emera’s earnings year-to-date, were also impacted by items that are not expected to recur:

o

2020 year-to-date adjusted earnings were lower by $14 million due to the revaluation of net deferred income tax assets and liabilities due to the reduction in the Nova Scotia provincial corporate income tax rate, recorded in Q1.

o

2020 year-to-date adjusted earnings were higher due to the recognition of corporate income tax recovery of $10 million deferred as a regulatory liability at Barbados Light & Power Company Limited (“BLPC”).

Cash Flow

●	Year-to-date operating cash flow, before changes in working capital, increased by $41 million to $816 million, compared with $775 million in the 2020 period.

(1) See “Non-GAAP Measures” noted below.

Financial Highlights:

For the	Three months ended		Six months ended
millions of Canadian dollars (except per share amounts)	June 30		June 30

	2020	2019	2020	2019

Net income attributable to common shareholders	$58	$103	$581	$415

Gain on sale and impairment charges, net of tax	$(15)	-	$283	-
After-tax mark-to-market gain (loss)	(45)	(27)	(13)	61

Adjusted net income attributable to common shareholders (1)(2)	$118	$130	$311	$354

Earnings per common share – basic	$0.24	$0.43	$2.37	$1.75
Adjusted earnings per common share – basic (1)(2)	$0.48	$0.54	$1.27	$1.49

Weighted average shares of common stock outstanding - basic (millions of shares)	247	239	246	238

(1) See “Non-GAAP Measures” noted below

(2) Adjusted net income and adjusted earnings per common share exclude the effect of mark-to-market adjustments, gain on sale and impairment charges

Emera’s adjusted earnings and adjusted earnings per share increased for the quarter and year-to-date when normalized for the impacts of the one-time items, and asset sales referenced above ($35 million or $0.15 earnings per share for the quarter and $52 million for the year-to-date or $0.22 earnings per share). The increase earnings and earnings per share in these periods was driven by favourable results at Tampa Electric, partially offset by reduced earnings at NSP and Emera Caribbean.

After-tax mark-to-market losses increased $18 million to $45 million in Q2 2020, compared to $27 million in Q2 2019. This increase was due to changes in existing positions on gas contracts and higher amortization of gas transportation assets in 2020, partially offset by gains related to foreign exchange cash flow hedges entered in 2020 to manage foreign exchange earnings exposure. Year-to-date, after-tax mark-to-market decreased $74 million to a $13 million loss in 2020, compared to a $61 million gain in 2019. This decrease was due to higher amortization of gas transportation assets in 2020 and larger reversal of mark-to-market losses in 2019, partially offset by changes in existing positions on gas contracts in Emera Energy and gains related to foreign exchange cash flow hedges

The weakening of the CAD exchange rates increased earnings by $9 million and adjusted earnings by $3 million in Q2 2020 compared to Q2 2019. The weakening of the CAD exchange rates increased earnings by $14 million and adjusted earnings by $4 million year-to-date in 2020 compared to the same period in 2019.

Consolidated Financial Review:

The following table highlights significant changes in adjusted net income from 2019 to 2020 in the second quarter and year-to-date periods.

For the	Three months ended	Six months ended
millions of Canadian dollars	June 30	June 30

Adjusted net income – 2019(1)(2)	$ 130	$ 354

Increased earnings at Tampa Electric in both periods due to customer growth, increased sales to residential customers, higher allowance for funds used during construction (“AFUDC”) earnings from the Big Bend modernization and solar projects, lower operating, maintenance and general (“OM&G”) expenses, in-service of solar generation and lower depreciation and amortization expense as a result of a regulatory settlement. In addition, favourable weather contributed to the year-over-year increase	21	39

Increased earnings at Emera Energy Services due to favourable hedges, lower fixed commitments for gas transportation and storage assets and more favorable market conditions	9	-

Decreased earnings at Nova Scotia Power Inc. (“NSPI”) due to the impacts of COVID-19 on sales volumes, unfavourable weather in Q1 2020, a corporate income tax recovery in Q2 2019 related to a change in legislation which impacted the timing of property, plant and equipment deductions, a higher effective tax rate and higher storm costs	(6)	(11)

Timing of preferred share dividend declaration	(11)	(11)

2019 recognition of tax reform benefits from 2018 in NMGC	(12)	(12)

Revaluation of Corporate, NSPI and Emera Energy net deferred income tax assets and liabilities due to the Q1 2020 reduction in the Nova Scotia provincial corporate income tax rate	-	(14)

Lower earnings contribution from the Caribbean utilities in both periods due to the impacts of COVID-19 at BLPC and Grand Bahama Power Company Limited (“GBPC”) and the continued recovery from Hurricane Dorian at GBPC. Year-over-over year decrease partially offset by recognition of corporate income tax recovery of $10 million deferred as a regulatory liability in 2018 at BLPC	(12)	(4)

Lower earnings contribution from Emera Maine due to the sale in Q1 2020	(12)	(16)

Decreased earnings year-over year from Emera Energy Generation due to the sale of Gas Plants in March 2019	3	(21)

Other variances	8	7

Adjusted net income – 2020(1)(2)	$ 118	$ 311

(1) See “Non-GAAP Measures” noted below

(2) Excludes the effect of mark-to-market adjustments, gain on sale and impairment charges, net of tax

Segmented Results:

For the	Three months ended June 30		Six Months ended June 30
millions of Canadian dollars (except per share amounts)	2020	2019	2020	2019

Adjusted net income (1)
Florida Electric Utility	$146	$125	$225	$186
Canadian Electric Utilities	37	42	129	138
Other Electric Utilities (2)	(1)	23	19	39
Gas Utilities and Infrastructure	27	40	97	107
Other (2)	(91)	(100)	(159)	(116)

Adjusted net income (1)	$118	$130	$311	$354

Gain on sale and impairment charges, net of tax	(15)	-	283	-
After-tax mark-to-market gain (loss)	(45)	(27)	(13)	61

Net income attributable to common shareholders	$58	$103	$581	$415

EPS (basic)	$0.24	$0.43	$2.37	$1.75

Adjusted EPS (basic) (1)(2)	$0.48	$0.54	$1.27	$1.49

(1) See “Non-GAAP Measures” noted below.

(2) Excludes the effect of mark-to-market adjustments, gain on sale and impairment charges, net of tax

Florida Electric Utility’s CAD net income increased by $21 million to $146 million in Q2 2020, compared to $125 million in Q2 2019.Earnings increased due to higher AFUDC earnings as a result of the Big Bend modernization and solar projects, lower OM&G expenses, higher base revenues and lower depreciation and amortization expense. Operating revenues decreased due to lower clause revenues, however, base revenues increased as a result of customer growth, a greater mix of sales to residential customers and the in-service of solar generation projects. Year-to-date, Florida Electric Utility’s CAD net income increased by $39 million to $225 million, compared to $186 million in 2019. Earnings increased due to higher base revenues, higher AFUDC earnings and lower OM&G expenses. Operating revenues decreased due to lower clause revenues, however, base revenues increased as a result of the in-service of solar generation projects, customer growth, a greater mix of residential sales and favourable weather.

Canadian Electric Utilities’ net income decreased by $5 million to $37 million, compared to $42 million in Q2 2019. Year-to-date, Canadian Electric Utilities’ net income was $129 million, compared to $138 million in 2019 period. The decrease in both periods was due to lower contribution from NSPI. Quarter-to-date, the decrease was due to the impacts of COVID-19 on sales volumes, increased income taxes reflecting a Q2 2019 corporate income tax recovery due to enactment of tax legislation and a higher effective tax rate, and higher storm costs, partially offset by regulatory deferral timing. Year-to-date, the decrease was due to the impacts of COVID-19 and unfavourable weather on sales volumes, increased income taxes reflecting a higher effective tax rate, and higher storm costs, partially offset by regulatory deferral timing The timing of regulatory deferrals causes quarterly earnings volatility, while full year results are more predictable.

Other Electric Utilities’ CAD net income, adjusted to exclude mark-to-market, decreased by $24 million to a loss of $1 million in Q2 2020, compared to $23 million in Q2 2019. Year-to-date, Other Electric Utilities’ CAD net income, adjusted to exclude mark-to-market, decreased by $20 million to $19 million, compared to $39 million in 2019. Lower contribution from Emera Maine as a result of the sale in Q1 2020 decreased earnings in both periods. Emera Caribbean’s contribution decreased in both periods as a result of lower revenue due to the impact of the COVID-19 pandemic and lower revenue at GBPC due to the impact of Hurricane Dorian. Year-to-date, the decrease was partially offset by the recognition of a previously deferred corporate income tax recovery related to the enactment of a lower corporate income tax rate in December 2018 at BLPC.

Gas Utilities and Infrastructure’s CAD net income decreased by $13 million to $27 million in Q2 2020, compared to $40 million in Q2 2019. Year-to-date, Gas Utilities and Infrastructure’s CAD net income decreased by $10 million to $97 million, compared to $107 million in 2019. Decreases in both periods were due to NMGC’s recognition of tax reform benefits in Q2 2019, lower base revenues at PGS due to the impacts of COVID-19 on commercial sales, and higher OM&G expenses and depreciation expenses at PGS. These decreases were partially offset by higher customer growth and higher return on investment in Cast Iron/Bare Steel replacement rider at PGS and lower OM&G expenses and depreciation rates at NMGC.

Other’s net loss, adjusted to exclude after-tax mark-to-market and the after-tax gain on sale and impairment charges recognized on certain other assets decreased by $9 million to $91 million in Q2 2019, compared to $100 million in Q2 2019. Year-to-date, Other’s contribution decreased $43 million to a loss of $159 million compared to a loss of $116 million in 2019. In Q2 2020, the decreased losses were due to higher marketing and trading margin and lower interest, partially offset by timing of preferred stock dividends and lower income tax recovery. Year-over-year the increased losses were due to the impact of the sale of NEGG and Bayside Power, timing of preferred stock dividends, revaluation of net deferred income tax assets resulting from the enactment of a lower Nova Scotia provincial corporate income tax rate in Q1 2020, higher OM&G and the 2019 sale of property in Florida. These decreases were partially offset by increased income tax recovery due to the impact of effective state tax rates and lower interest.

Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference today, Wednesday, August 12, 2020 at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q2 2020 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-866-521-4909. International parties are invited to participate by dialing 1-647-427-2311. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available two hours after the conclusion of the call until September 15, 2020, by dialing 1-800-585-8367 and entering pass code 9866959.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $32 billion in assets and 2019 revenues of more than $6.1 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F and EMA.PR.H. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional Information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations:

Ken McOnie, VP, Investor Relations and Treasurer

902-428-6945

ken.mconie@emera.com

Scott Hastings, Senior Director, Capital Markets

902-474-4787

scott.hastings@emera.com

Media:

902-222-2683

media@emera.com